Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

											Nine Months Ended
	December 31,										September 30,
	2004		2005		2006		2007		2008		2009
Earnings	(in thousands)
Pre-tax income *	$72,779		$130,918		$167,080		$106,818		$255,544		$(162,520)
Fixed charges	11,067		20,755		31,313		46,727		54,634		58,986
Total earnings	$83,846		$151,673		$198,393		$153,545		$310,178		$(103,534)

Fixed Charges
Interest expense	$9,679		$18,815		$27,984		$41,409		$46,972		$52,610
Rental interest factor	1,388		1,940		3,329		$5,318		7,662		6,376
Total fixed charges	$11,067		$20,755		$31,313		$46,727		$54,634		$58,986

Ratio of earnings to fixed charges	7.6	x	7.3	x	6.3	x	3.3	x	5.7	x	(1.8x )

* Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

Note: The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations before income taxes; plus (2) fixed charges, where “fixed charges” are equal to interest expense on third-party indebtedness (including amortization of deferred financing costs) plus the portion of rental expense estimated to represent interest.  Interest on uncertain tax position liabilities is included in pre-tax income in our consolidated statements of income and is excluded from the computation of fixed charges.  Total earnings were insufficient to cover the fixed charges for the nine months ended September 30, 2009 by $103.5 million.  The insufficient earnings were primarily due to our operating losses in the nine months ended September 30, 2009.